FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending April 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

This announcement replaces the original announcement released on 18 April 2012.

Due to an administrative error by the Administrators of the GlaxoSmithKline Performance Share Plan the change in one of the under-mentioned person's notional interests in the Ordinary Shares of GlaxoSmithKline plc indicated with an asterisk (*) below, was incorrectly stated in the announcement made on 18 April 2012.

Save as disclosed above, all other details remain unchanged. The full amended text is shown below.

 Notification of Transactions of Directors, Persons Discharging
Managerial Responsibility or Connected Persons

The Administrators of the GlaxoSmithKline Performance Share Plan notified the Company and the under-mentioned persons on 18 April 2012 of an increase in their notional interests in Ordinary Shares at a price of 1420 pence per Ordinary Share and American Depositary Shares (ADSs) at a price of $45.47 per ADS following the notional re-investment of the dividend paid to shareholders on 12 April 2012.

	Ordinary Shares	ADSs
Sir Andrew Witty	19,276.728
Dr M M Slaoui		5,763.192
Mr S Dingemans	3,717.248
Mr S M Bicknell	2,014.250
Mrs D P Connelly		2,869.501
Mr M Dunoyer	2,482.552
Mr E J Gray	4,180.417
Mr S A Hussain	5,297.088
Mr W C Louv		1,678.711
Dr D Pulman		2,501.300
Mr D S Redfern	2,571.532
Ms C Thomas	3,740.225
Mr P C Thomson	284.435
Mr D E Troy		3,202.482
Dr P J T Vallance	3,468.230
Ms E Walmsley	2,521.782
Mr C Weber	926.303*
Mrs V A Whyte	284.435

The notional dividends accrued will be paid out in proportion to the percentage of participants' Performance Share Plan holdings that vest following the end of the relevant three year measurement period.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

18 April 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 20, 2012

By: VICTORIA WHYTE
------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc